                                  FORM 11-K


            FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
              AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES EXCHANGE ACT OF 1934


(Mark One)
[ X ]   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 1994

                                      OR
[   ]   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from _______ to ________


                        Commission file number  1-7006



                       WILLIAMS ADVANCED MATERIALS INC.
                         SAVINGS AND INVESTMENT PLAN
                           (Full Title of the Plan)



                              BRUSH WELLMAN INC.
                            17876 St. Clair Avenue
                            Cleveland, Ohio 44110



                    (Name of issuer of the securities held
                     pursuant to the plan and the address
                     of its principal executive office.)

                                                 WILLIAMS ADVANCED MATERIALS INC.
                                                    SAVINGS AND INVESTMENT PLAN



REQUIRED INFORMATION
- --------------------

                                                                             Page No.
       1.  Report of Independent Auditors.                                      1

       2.  Statements of Financial Condition -
           December 31, 1994 and December 30, 1993.                           2-3

       3.  Statements of Income and Changes in Plan
           Equity - Plan years ended December 31, 1994,
           December 30, 1993 and 1992.                                        4-6

       4.  Notes to Financial Statements.                                    7-12

       5.  Schedules required to be filed under ERISA.

           a.  Schedule of Assets held for Investment
               Purposes.                                                       13

           b.  Schedule of Reportable Transactions.                         14-16


       Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cleveland, State of Ohio, on the 15th day of March, 1995.


                                           WILLIAMS ADVANCED MATERIALS INC.
                                           SAVINGS AND INVESTMENT PLAN



                                           By /s/ Dennis L. Habrat
                                              ----------------------------
                                              Member of the Administrative
                                              Committee

[WRIGHT WESLEY & MILLS, P.C. LOGO]                      27600 Chagrin Boulevard
                                                                      Suite 200
                                                     Cleveland, Ohio 44122-4421
                                                                   216.464.7481
                                                               Fax 216.464.7581




ANTHONY J. WESLEY
MARK G. MILLS                   Report of Independent Auditors
WILLIAM M. POTOCZAK            ------------------------------
KENNETH E. NOWAK

Administrative Committee of
 Williams Advanced Materials Inc.
 Savings and Investment Plan

        We have audited the financial statements of Williams Advanced Materials Inc. Savings and Investment Plan listed in the Annual Report on Form 11-K as of and for the years ended December 31, 1994 and December 30, 1993 and 1992. These financial statements are the responsibility of the Plan's management.
Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements listed in the Annual Report on Form 11-K present fairly, in all material respects, the financial position of Williams Advanced Materials Inc. Savings and Investment Plan at December 31, 1994 and December 30, 1993, the results of its operations and changes in its plan equity for the years ended December 31, 1994 and December 30, 1993 and 1992 in conformity with generally accepted accounting principles.

        Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1994 and reportable transactions for the year ended December 31, 1994 are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


                                                Wright, Wesley & Mills, P.C.
                                                /s/Wright, Wesley & Mills, P.C.


March 15, 1995                          -1-

         Our clients are our friends. We never let our friends down.

                                                 WILLIAMS ADVANCED MATERIALS INC.
                                                    SAVINGS AND INVESTMENT PLAN
                                                 STATEMENT OF FINANCIAL CONDITION
                                                         DECEMBER 31,1994
                                                            INCOME                 EQUITY               EQUITY
                    ASSETS                                   FUND                  FUND A               FUND B
                    ------                                  ------                 ------               ------
Brush Wellman Inc. Common Stock
  (cost $626,148)
Managed Guaranteed Investment
  Contract Fund (cost $2,164,889)                          $2,190,100
Fidelity Equity Index Portfolio
  (cost $207,641)                                                                  $218,527
Fidelity Fund Inc.
  (cost $303,057)                                                                                        $295,201
Fidelity Puritan Fund
  (cost $370,928)
Participant Promissory Notes
  (cost $141,273)
Employee Benefits Money Market
  Fund (cost $11,423)                                             (37)                   (4)                   (7)
                                                           ----------            ----------            ----------
                                                            2,190,063               218,523               295,194
Contribution Receivable:
  Company
  401(k)                                                       27,475                 3,129                 4,055
  Participant
                                                           ----------            ----------            ----------
                                                               27,475                 3,129                 4,055

Interest Receivable                                                29                     3                     4
Dividends Receivable
Other
                                                           ----------            ----------            ----------
                                                                   29                     3                     4
                                                           ----------            ----------            ----------
TOTAL ASSETS                                               $2,217,567              $221,655              $299,253
                                                           ==========            ==========            ==========

         LIABILITIES & PLAN EQUITY
         -------------------------
Liabilities:
  Benefits Payable                                            $46,000                                     $33,068
  Other                                                        (3,591)                ($316)                 (400)

Plan Equity                                                 2,175,158               221,971               266,585
                                                           ----------            ----------            ----------
TOTAL LIABILITIES & PLAN EQUITY                            $2,217,567              $221,655              $299,253
                                                           ==========            ==========            ==========

                                                     EQUITY                 STOCK                  LOAN
                    ASSETS                           FUND C                  FUND                  FUND                 TOTAL
                    ------                           ------                 -----                  ----                 -----
Brush Wellman Inc. Common Stock
  (cost $626,148)                                                            $680,569                                 $680,569
Managed Guaranteed Investment
  Contract Fund (cost $2,164,889)                                                                                    2,190,100
Fidelity Equity Index Portfolio
  (cost $207,641)                                                                                                      218,527
Fidelity Fund Inc.
  (cost $303,057)                                                                                                      295,201
Fidelity Puritan Fund
  (cost $370,928)                                      $356,083                                                        356,083
Participant Promissory Notes
  (cost $141,273)                                                                                $141,273              141,273
Employee Benefits Money Market
  Fund (cost $11,423)                                        (8)               11,473                   6               11,423
                                                     ----------            ----------          ----------           ----------
                                                        356,075               692,042             141,279            3,893,176
Contribution Receivable:
  Company                                                                      14,117                                   14,117
  401(k)                                                  5,959                   912                                   41,530
                                                     ----------            ----------          ----------           ----------
                                                          5,959                15,029                                   55,647
Interest Receivable                                           5                    64                  (6)                  99
Dividends Receivable                                                            3,119                                    3,119
Other                                                                           6,588                                    6,588
                                                     ----------            ----------          ----------           ----------
                                                              5                 9,771                  (6)               9,806
                                                     ----------            ----------          ----------           ----------
TOTAL ASSETS                                           $362,039              $716,842            $141,273           $3,958,629
                                                     ==========            ==========          ==========           ==========

         LIABILITIES & PLAN EQUITY
         -------------------------
Liabilities:
  Benefits Payable                                                            $29,509                                 $108,577
  Other                                                   ($974)                  206              $8,199                3,124

Plan Equity                                             363,013               687,127             133,074            3,846,928
                                                     ----------            ----------          ----------           ----------
TOTAL LIABILITIES & PLAN EQUITY                        $362,039              $716,842             $14,273           $3,958,629
                                                     ==========            ==========          ==========           ==========

      See accompanying notes to financial statements.

                                                 WILLIAMS ADVANCED MATERIALS INC.
                                                    SAVINGS AND INVESTMENT PLAN
                                                 STATEMENT OF FINANCIAL CONDITION
                                                         DECEMBER 30,1993
                                                                 INCOME                  EQUITY               EQUITY
                          ASSETS                                  FUND                   FUND A               FUND B
                          ------                                  ------                 ------               ------
     Brush Wellman Inc.  Common Stock
        (cost $533,504)
     Managed Guaranteed Investment
        Contract Fund (cost $1,818,095)                         $1,954,893
     Fidelity Equity Index Portfolio
        (cost $161,556)                                                                 $176,436
     Fidelity Fund Inc.
        (cost $213,147)                                                                                      $216,602
     Fidelity Puritan Fund
        (cost $269,942)
     Participant Promissory Notes
        (cost $82,993)
     Employee Benefits Money Market
        Fund (cost $14,654)
                                                                ----------            ----------           ----------
                                                                 1,954,893               176,436              216,602
     Contribution Receivable:
        Company
        401(k)                                                      23,413                 2,563                2,975
        Participant                                                    515                   144                  216
                                                                ----------            ----------           ----------
                                                                    23,928                 2,707                3,191

     Interest Receivable                                                 5                     5                    6
     Dividends Receivable                                                                  1,384
     Other                                                              40                     4                    4
                                                                ----------            ----------           ----------
                                                                        45                 1,393                   10
                                                                ----------            ----------           ----------
     TOTAL ASSETS                                               $1,978,866              $180,536             $219,803
                                                                ==========            ==========           ==========

               LIABILITIES & PLAN EQUITY
               -------------------------
     Liabilities:
        Benefits Payable                                           $46,312
        Other                                                       (5,218)               $1,605                ($464)

     Plan Equity                                                 1,937,772               178,931              220,267
                                                                ----------            ----------           ----------
     TOTAL LIABILITIES & PLAN EQUITY                            $1,978,866              $180,536             $219,803
                                                                ==========            ==========           ==========

                                                        EQUITY               STOCK                  LOAN
                          ASSETS                        FUND C                FUND                  FUND                TOTAL
                          ------                        ------                ----                  ----                -----
     Brush Wellman Inc.  Common Stock
        (cost $533,504)                                                        $471,248                                   $471,248
     Managed Guaranteed Investment
        Contract Fund (cost $1,818,095)                                                                                  1,954,893
     Fidelity Equity Index Portfolio
        (cost $161,556)                                                                                                    176,436
     Fidelity Fund Inc.
        (cost $213,147)                                                                                                    216,602
     Fidelity Puritan Fund
        (cost $269,942)                                   $277,245                                                         277,245
     Participant Promissory Notes
        (cost $82,993)                                                                                $82,993               82,993
     Employee Benefits Money Market
        Fund (cost $14,654)                                                      10,620                 4,034               14,654
                                                        ----------           ----------            ----------           ----------
                                                           277,245              481,868                87,027            3,194,071
     Contribution Receivable:
        Company                                                                  12,184                                     12,184
        401(k)                                               3,973                  762                                     33,686
        Participant                                            216                                                           1,091
                                                        ----------           ----------            ----------           ----------
                                                             4,189               12,946                                     46,961

     Interest Receivable                                         8                   30                    18                   72
     Dividends Receivable                                                         1,623                                      3,007
     Other                                                       7                 (277)                                      (222)
                                                        ----------           ----------            ----------           ----------
                                                                15                1,376                    18                2,857
                                                        ----------           ----------            ----------           ----------
     TOTAL ASSETS                                         $281,449             $496,190               $87,045           $3,243,889
                                                        ==========           ==========            ==========           ==========

               LIABILITIES & PLAN EQUITY
               -------------------------
     Liabilities:
        Benefits Payable                                                                                                   $46,312
        Other                                              ($2,177)              $8,113                $8,141               10,000

     Plan Equity                                           283,626              488,077                78,904            3,187,577
                                                        ----------           ----------            ----------           ----------

     TOTAL LIABILITIES & PLAN EQUITY                      $281,449             $496,190               $87,045           $3,243,889
                                                        ==========           ==========            ==========           ==========

     See accompanying notes to financial statements.

                                                 WILLIAMS ADVANCED MATERIALS INC.
                                                    SAVINGS AND INVESTMENT PLAN
                                          STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                                                    YEAR ENDED DECEMBER 31,1994
                                                    INCOME                 EQUITY               EQUITY               EQUITY
                                                     FUND                  FUND A               FUND B               FUND C
                                                    ------                 ------               ------               ------
     Investment Income:
      Dividends                                                               $4,966               $4,578              $11,138
      Interest                                             $299                   44                   70                   87
      Other Income (Expense)                             (7,054)               1,263               13,265               15,172
                                                     ----------           ----------           ----------           ----------
                                                         (6,755)               6,273               17,913               26,397
     Realized Gain (Loss) on
      Investments-Note E                                243,352

     Unrealized Appreciation (Depreciation)
      on Investments-Note F                            (111,588)              (3,995)             (11,311)             (22,148)

     Contributions-Note B:
      Company
      401(k)                                            249,765               36,646               51,964               65,743
      Participant                                         5,612                  450                  674                  674
                                                     ----------           ----------           ----------           ----------
                                                        255,377               37,096               52,638               66,417

     Investment Election Change                         (35,685)                 807               23,241                5,764

     Loan Transfers                                     (13,269)               3,313               (2,617)               3,444

     Unallocated Loan Payments

     Withdrawals and
      Terminations-Note C                                94,046                  454               33,545                  487
                                                     ----------           ----------           ----------           ----------

     Income and Changes in Plan Equity                  237,386               43,040               46,319               79,387

     Plan Equity at Beginning of the Year             1,937,772              178,931              220,266              283,626
                                                     ----------           ----------           ----------           ----------

     Plan Equity at End of the Year                  $2,175,158             $221,971             $266,585             $363,013
                                                     ==========           ==========           ==========           ==========

                                                   STOCK                 LOAN
                                                    FUND                 FUND                 TOTAL
                                                   -----                 ----                 -----
     Investment Income:
      Dividends                                       $9,709                                    $30,391
      Interest                                           329                $6,091                6,920
      Other Income (Expense)                             277                                     22,923
                                                  ----------            ----------           ----------
                                                      10,315                 6,091               60,234
     Realized Gain (Loss) on
      Investments-Note E                                (426)                                   242,926

     Unrealized Appreciation (Depreciation)
      on Investments-Note F                          116,678                                    (32,364)

     Contributions-Note B:
      Company                                        143,999                                    143,999
      401(k)                                          10,334                                    414,452
      Participant                                                                                 7,410
                                                  ----------            ----------           ----------
                                                     154,333                                    565,861

     Investment Election Change                        5,919                                         46

     Loan Transfers                                  (44,035)               53,164

     Unallocated Loan Payments                                              (5,085)              (5,085)

     Withdrawals and
      Terminations-Note C                             43,734                                    172,266
                                                  ----------            ----------           ----------
     Income and Changes in Plan Equity               199,050                54,170              659,352

     Plan Equity at Beginning of the Year            488,077                78,904            3,187,576
                                                  ----------            ----------           ----------
     Plan Equity at End of the Year                 $687,127              $133,074           $3,846,928
                                                  ==========            ==========           ==========

     See accompanying notes to financial statements.

                                                 WILLIAMS ADVANCED MATERIALS INC.
                                                    SAVINGS AND INVESTMENT PLAN
                                          STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                                                    YEAR ENDED DECEMBER 30,1993
                                                INCOME                 EQUITY               EQUITY                EQUITY
                                                 FUND                  FUND A               FUND B                FUND C
                                                ------                 ------               ------                ------
Investment Income:
 Dividends                                                                 $4,131               $3,827               $8,339
 Interest                                              $223                   103                   51                   78
 Other Income (Expense)                              (6,974)                2,304               24,051               19,883
                                                 ----------            ----------           ----------           ----------
                                                     (6,751)                6,538               27,929               28,300
Realized Gain (Loss) on
 Investments-Note E                                   6,654                 1,882                  163                  780

Unrealized Appreciation (Depreciation)
 on Investments-Note F                              119,805                 6,435                 (220)               2,410

Contributions-Note B:
 Company
 401(k)                                             257,827                33,855               32,550               37,632
 Participant                                          5,022                   168                  252                  252
                                                 ----------            ----------           ----------           ----------
                                                    262,849                34,023               32,802               37,884

Investment Election Change                         (131,103)                2,077               26,037              102,578

Loan Transfers                                       21,631                (4,231)                 460                5,481

Unallocated Loan Payments

Withdrawals and
 Terminations-Note C                                118,664                   178                  180                  121
                                                 ----------            ----------           ----------           ----------
Income and Changes in Plan Equity                   154,421                46,546               86,991              177,312

Plan Equity at Beginning of the Year              1,783,351               132,385              133,276              106,314
                                                 ----------            ----------           ----------           ----------
Plan Equity at End of the Year                   $1,937,772              $178,931             $220,267             $283,626
                                                 ==========            ==========           ==========           ==========

                                                   STOCK                   LOAN
                                                    FUND                   FUND                 TOTAL
                                                   -----                   ----                 -----
Investment Income:
 Dividends                                             $5,781                                     $22,078
 Interest                                                 289                $4,548                 5,292
 Other Income (Expense)                                  (277)                                     38,987
                                                   ----------            ----------            ----------
                                                        5,793                 4,548                66,357
Realized Gain (Loss) on
 Investments-Note E                                       (86)                                      9,393

Unrealized Appreciation (Depreciation)
 on Investments-Note F                                (15,233)                                    113,197

Contributions-Note B:
 Company                                              132,536                                     132,536
 401(k)                                                10,563                                     372,427
 Participant                                                                                        5,694
                                                   ----------            ----------            ----------
                                                      143,099                                     510,657

Investment Election Change                                411

Loan Transfers                                        (13,417)               (9,924)

Unallocated Loan Payments                                                    (7,017)               (7,017)

Withdrawals and
 Terminations-Note C                                    4,827                                     123,970
                                                   ----------            ----------            ----------
Income and Changes in Plan Equity                     115,740               (12,393)              568,617

Plan Equity at Beginning of the Year                  372,337                91,297             2,618,960
                                                   ----------            ----------            ----------
Plan Equity at End of the Year                       $488,077               $78,904            $3,187,577
                                                   ==========            ==========            ==========

     See accompanying notes to financial statements.

                                                 WILLIAMS ADVANCED MATERIALS INC.
                                                    SAVINGS AND INVESTMENT PLAN
                                          STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                                                    YEAR ENDED DECEMBER 30,1992
                                              INCOME               EQUITY               EQUITY               EQUITY
                                               FUND                FUND A               FUND B               FUND C
                                              ------               ------               ------               ------
Investment Income:
  Dividends                                                           $3,411              $2,638              $4,856
  Interest                                      $101,681                  46                  49                  25
  Other Income (Expense)                          (6,139)                                  3,561               4,338
                                              ----------          ----------          ----------          ----------
                                                  95,542               3,457               6,248               9,219
Realized Gain (Loss) on
  Investments-Note E                                  19                  (5)                106                 286

Unrealized Appreciation (Depreciation)
  on Investments-Note F                           16,992               9,413               2,249               2,823

Contributions-Note B
  Company
  401(k)                                         231,597              24,735              34,461              19,618
  Participant                                      4,750
                                              ----------          ----------          ----------          ----------
                                                 236,347              24,735              34,461              19,618

Investment Election Change                        (5,250)             17,466              15,805               9,257

Loan Transfers                                    12,442              (2,998)              1,358                 690

Unallocated Loan Payments

Withdrawals and
  Terminations-Note C                             76,102                 299               4,069               2,972
                                              ----------          ----------          ----------          ----------
Income and Changes in Plan Equity                279,990              51,769              56,158              38,921

Plan Equity at Beginning of the Year           1,503,361              80,616              77,118              67,393
                                              ----------          ----------          ----------          ----------
Plan Equity at End of the Year                $1,783,351            $132,385            $133,276            $106,314
                                              ==========          ==========          ==========          ==========

                                            STOCK                 LOAN
                                             FUND                 FUND                TOTAL
                                            -----                 ----                -----
Investment Income:
  Dividends                                      $5,886                                  $16,791
  Interest                                          278              $5,623              107,702
  Other Income (Expense)                         (1,213)                                     547
                                             ----------          ----------           ----------
                                                  4,951               5,623              125,040
Realized Gain (Loss) on
  Investments-Note E                             (1,715)                                  (1,309)

Unrealized Appreciation (Depreciation)
  on Investments-Note F                          42,580                                   74,057

Contributions-Note B
  Company                                       115,079                                  115,079
  401(k)                                         13,220                                  323,631
  Participant                                                                              4,750
                                             ----------                               ----------
                                                128,299                                  443,460

Investment Election Change                      (37,278)

Loan Transfers                                  (24,440)             12,948

Unallocated Loan Payments                                             4,886                4,886

Withdrawals and
  Terminations--Note C                           19,835                 874              104,151
                                             ----------          ----------           ----------
Income and Changes in Plan Equity                92,562              22,583              541,983

Plan Equity at Beginning of the Year            279,775              68,714            2,076,977
                                             ----------          ----------           ----------
Plan Equity at End of the Year                 $372,337             $91,297           $2,618,960
                                             ==========          ==========           ==========

    See accompanying notes to financial statements.

                         NOTES TO FINANCIAL STATEMENTS
                        WILLIAMS ADVANCED MATERIALS INC.
                          SAVINGS AND INVESTMENT PLAN

                 DECEMBER 31, 1994, DECEMBER 30, 1993 AND 1992


NOTE A - The accounting records of the Williams Advanced Materials Inc. Savings and Investment Plan (Plan) are maintained on the accrual basis. Investments are stated at current market value. Investment in securities traded on national securities exchanges are valued at latest reported closing price. Investment in participant units of the Managed Guaranteed Investment Contract Fund and the Employee Benefits Money Market Fund are stated at market value as determined by the Trustee. Cost is determined by the average cost method.

       In 1994 the Plan changed its year end from December 30 to December 31. The effect of this change on the financial statements is not material.

NOTE B - The Plan is a defined contribution plan which covers certain eligible employees with one year of eligibility service with Williams Advanced Materials Inc. (Company), a wholly owned subsidiary of Brush Wellman Inc. (Parent Company). An employee shall be credited with a year of eligibility service if he is credited with at least 1,000 hours of service in any twelve consecutive month period beginning with a date of hire or rehire of the employee (or an anniversary of the latest such date).

       The Plan provides for basic contributions on behalf of employees up to 6% of their earnings through either salary reduction or employee after-tax contributions. Basic contributions were matched by the Company at the rate of 50% of such contributions. The rate at which such basic contributions are matched by the Company may be decreased or increased (up to 100%) by action of the Company's Board of Directors.

       An employee who makes basic contributions of 6% of earnings may also make supplemental contributions of up to 9% of earnings which are not matched by Company contributions and which may be made in any combination of salary reduction and/or after-tax contributions.

       An employee's contributions made to the Plan on a salary reduction basis may not exceed certain maximum amounts. The maximum amounts were $9,240 in 1994, $8,994 in 1993 and $8,728 in 1992. All employee and Company matching contributions are fully vested at all times.

       Participants may direct that their basic, supplemental and transfer contributions (as described in the Plan) be invested in one or more of the Income Fund, Equity Fund A, Equity Fund B, Equity Fund C, and the Company Stock Fund in increments of 10%. All Company matching contributions are invested in the Company Stock Fund except with respect to participants age 59 1/2 or older who may transfer such contributions to other investment funds.

       The Income Fund invests primarily in the Managed Guaranteed Investment Contract Fund, the objective of which is to achieve high current income with stability of principal. The fund is primarily invested in Guaranteed Investment Contracts.

       Equity Fund A began investing primarily in Fidelity U.S. Equity Index Portfolio April 1, 1992. This fund is a growth and income fund. It seeks a yield that corresponds with the total return of the S&P 500 Index. The fund's share price will fluctuate and dividend amounts will vary. Prior to that, Equity Fund A invested primarily in Fidelity Equity Income Fund.

       Equity Fund B invests primarily in the Fidelity Fund. This fund seeks long-term capital growth and current return on capital and will select some securities for their income characteristics, which may limit the potential for growth. The fund's share price and dividend income will fluctuate as the value and yields of the securities in its investment portfolio fluctuate.

       Equity Fund C invests primarily in Fidelity Puritan Fund. This fund is a growth and income fund. It seeks capital growth in addition to regular quarterly dividends. It invests in a broadly diversified portfolio of common stocks, preferred stocks and bonds, including lower-quality, high yield debt securities. The fund's share price will fluctuate and dividend amounts will vary.

       The Company Stock Fund invests primarily in Brush Wellman Inc. Common Stock.

       Prior to June 1, 1989, participants could have directed a portion of their contributions to be used to purchase insurance policies that were excluded from Plan assets. Life insurance policies on the lives of participants, purchased under the Plan prior to July 1, 1989, may continue to be held.

       A participant may borrow funds from their account, provided the loan is secured by the participant's interest in their account and evidenced by a promissory note executed by the participant. The promissory notes are held in trust as a separate fund, Loan Fund, of the Plan.

       All costs and expenses incurred in connection with the administration of the Plan for 1994, 1993 and 1992 were paid by the Company.

       Information concerning the Plan agreement and the vesting and benefit provisions is contained in the Summary Plan Description. Copies of this pamphlet are available from the Plan administrator.

NOTE C - At retirement, death or other termination, a participant (or his death beneficiary) is eligible to receive a distribution of all employee and Company matching contributions credited to the employee's account plus or minus any net gain or loss thereon.

      The value of distributions and withdrawals is based on the value of a participant's account on the valuation date immediately preceding the date of distribution or withdrawal and is deducted from the participant's account as of such valuation date.

      Distribution to a participant or a person designated by the participant as his death beneficiary is made under one of the following methods as elected by the participant:

         (i)   lump sum payment in cash; or

        (ii) lump sum payment in cash, except that a participant's interest in the Company Stock Fund will be paid in full shares of Common Stock of the Parent Company, with any fractional shares being paid in cash.

       (iii) under either method (i) or (ii) with respect to that portion of the participant's benefit under the provisions of the Plan in effect after June 30, 1989, and in an annuity contract with respect to that portion of the participant's benefit under the provisions of the Plan in effect prior to July 1, 1989 if the distribution is greater than $3,500.

NOTE D - Shares or face value by investment as of December 31, 1994 and December 30, 1993 are as follows:

                                                                   Shares by Investment
                                                            ---------------------------------
       Investment                                             1994                     1993
       ----------                                           --------                 --------
Managed Guaranteed Investment
   Contract Fund                                              216,462              1,807,743
Fidelity U.S. Equity Index Portfolio                           12,923                 10,216
Fidelity Fund Inc.                                             15,574                 11,240
Fidelity Puritan Fund                                          24,043                 17,603
Brush Wellman Inc. Common Stock                                38,873                 33,070
Employee Benefit Money Market Fund                             11,423                 14,654


In addition $141,273 and $82,993 were invested in Participant Promissory Notes as of December 31, 1994 and 1993, respectively.

NOTE E - The net realized gain (loss) on sales of investments for the Plan years ended December 31, 1994, December 30, 1993 and 1992 is as follows:


                                                                            1994
                                                  -----------------------------------------------------
Investment                                          Shares          Cost        Proceeds     Gain(Loss)
- ----------                                        ----------    ------------   -----------   ----------
Managed Guaranteed
 Investment Contract Fund                          1,937,599     $1,961,973      $2,205,325   $243,352
Brush Wellman Inc. Common Stock                          161          2,967           2,541       (426)
                                                                                              --------
                                                                                              $242,926
                                                                                              ========



                                                                            1993
                                                  -----------------------------------------------------
Investment                                          Shares          Cost        Proceeds     Gain(Loss)
- ----------                                        ----------    ------------   -----------   ----------
Managed Guaranteed
  Investment Contract Fund                            157,790      $158,059      $164,713       $6,654
Fidelity U.S. Equity Index
  Portfolio                                             1,250        19,599        21,481        1,882
Fidelity Fund Inc.                                        134         2,481         2,644          163
Fidelity Puritan Fund                                     705         9,954        10,734          780
Brush Wellman Inc. Common Stock                            67         1,158         1,072          (86)
                                                                                               -------
                                                                                                $9,393
                                                                                               =======

                                                                           1992
                                                  -----------------------------------------------------
Investment                                          Shares          Cost        Proceeds     Gain(Loss)
- ----------                                        ----------    ------------   -----------   ----------
Managed Guaranteed
  Investment Contract Fund                            141,510      $141,510      $141,529      $    19
Fidelity U.S. Equity Index
  Portfolio                                               570         8,686         8,767           81
Fidelity Equity Income Fund                             3,161        84,221        84,135          (86)
Fidelity Fund Inc.                                        248         4,552         4,658          106
Fidelity Puritan Fund                                     400         5,615         5,901          286
Brush Wellman Inc. Common Stock                         1,977        34,556        32,841       (1,715)
                                                                                               -------
                                                                                               $(1,309)
                                                                                               =======



       The Department of Labor requires that realized gains and losses be calculated using current cost (cost at the beginning of the Plan year) rather than historical cost. Realized gains under the current cost method for the year ended December 31, 1994 are as follows:

                                                                                   Realized
                                                                                     Gain
                                                                                  -----------
Managed Guaranteed Investment Contract Fund                                          $106,554
Brush Wellman Inc. Common Stock                                                         5,185
                                                                                  -----------
                                                                                     $111,739
                                                                                     ========

NOTE F - The unrealized appreciation (depreciation) of investments for the Plan years ended December 31, 1994, December 30, 1993 and 1992 is as follows:


                                                Balance                                    Balance
                                               December 31                               December 31
                                                  1993                   Change             1994
                                             ---------------             ------        ---------------
Managed Guaranteed Investment
  Contract Fund                                  $136,797              $(111,588)        $25,209
Fidelity U.S. Equity
  Index Portfolio                                  14,881                 (3,995)         10,886
Fidelity Fund Inc.                                  3,456                (11,311)         (7,855)
Fidelity Puritan Fund                               7,303                (22,148)        (14,845)
Brush Wellman Inc.
  Common Stock                                    (62,257)               116,678          54,421
                                                                        --------
                                                                        $(32,364)
                                                                        ========


                                              Balance                                    Balance
                                             December 31                               December 30
                                                1992                   Change             1993
                                           ---------------             ------        ---------------
Managed Guaranteed Investment
  Contract Fund                               $   16,992                $119,805       $136,797
Fidelity U.S. Equity
  Index Portfolio                                  8,446                   6,435         14,881
Fidelity Fund Inc.                                 3,676                    (220)         3,456
Fidelity Puritan Fund                              4,893                   2,410          7,303
Brush Wellman Inc.
  Common Stock                                   (47,024)                (15,233)       (62,257)
                                                                       ---------
                                                                        $113,197
                                                                       =========


                                              Balance                                    Balance
                                             December 31                               December 30
                                                1991                   Change             1992
                                           ---------------             ------        ---------------
Managed Guaranteed Investment
  Contract Fund                                        -                 $ 16,992       $ 16,992
Fidelity U.S. Equity
  Index Portfolio                                      -                    8,446          8,446
Fidelity Equity Income Fund                       $ (967)                     967              -
Fidelity Fund Inc.                                 1,427                    2,249          3,676
Fidelity Puritan Fund                              2,070                    2,823          4,893
Brush Wellman Inc.
  Common Stock                                   (89,604)                  42,580        (47,024)
                                                                         --------
                                                                         $ 74,057
                                                                         ========

       The Department of Labor requires that unrealized appreciation and depreciation be calculated using current cost rather than historical cost. Unrealized gains and losses under the current cost method for the year ended December 31, 1994 are as follows:

                                                                                 Change in
                                                                              Unrealized Gain(Loss)
                                                                              ---------------------
Managed Guaranteed Investment Contract Fund                                          $25,210
Fidelity U.S. Equity Index Portfolio                                                  (3,995)
Fidelity Fund Inc.                                                                   (11,312)
Fidelity Puritan Fund                                                                (22,148)
Brush Wellman Inc. Common Stock                                                      111,067
                                                                                     -------
                                                                                     $98,822
                                                                                     =======

NOTE G  -   The Internal Revenue Service has determined that the Plan is qualified under Internal Revenue Code Section 401(a) and that the related trust is, therefore, tax-exempt under Code Section 501(a).

       Continued qualification of the Plan depends upon timely adoption and operational application of certain amendments required as a result of the Tax Reform Act of 1986 (Act). In the Company's opinion, the Plan is operating in compliance with the applicable provisions of the Act.

       The Company is allowed a federal income tax deduction for its employer matching contributions to the Plan.

       The Plan provides, among other things, for contributions to be made to the Plan pursuant to a qualified cash or deferred arrangement (CODA) under
Section 401(k) of the IRC. CODA contributions made to the Trust for a participant will reduce a participant's current compensation and will not be included in the gross income of the participant for federal income tax purposes in the year made. Such amounts will, however, be considered as part of the participant's gross income for purposes of Social Security taxes.

       Non-CODA contributions withheld under the Plan from a participant through payroll deductions will be included in the gross income of the participant in the year withheld and are not deductible by the participant for federal income tax purposes.

       A participant does not become subject to federal income taxes as a result of their participation in the Plan until the assets in their account are withdrawn by, or distributed to, the participant.

NOTE H - Effective January 1, 1995 the Plan was merged with the Brush Wellman Inc. Savings and Investment Plan. There have been no substantial changes in eligibility, Company contributions, plan benefits or value of plan assets as a result of the merger.

       Subsequent to December 31, 1994, substantially all of the Plan's investment funds have been transferred to new funds. There has been no material change in the investment fund value as a result of the transfer.

                                                                                                                  EIN 16-0690610
                                                                                                                          PN 002
                                                 WILLIAMS ADVANCED MATERIALS INC.
                                                     SAVINGS & INVESTMENT PLAN
                                                         DECEMBER 31,1994



ITEM 30a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES:

                                                                                                               CURRENT
                   INVESTMENTS                             DESCRIPTION                   COST                   VALUE
                   -----------                             -----------                   ----                  -------
Brush Wellman Inc. Common Stock                        Common Stock                         $626,148              $680,569

Managed Guaranteed Investment Contract Fund            Bank Common/                       $2,164,889            $2,190,100
                                                       Collective Trust

Fidelity U.S. Equity Index Portfolio                   Mutual Fund                          $207,641              $218,527

Fidelity Fund Inc.                                     Mutual Fund                          $303,057              $295,201

Fidelity Puritan Fund                                  Mutual Fund                          $370,928              $356,083

Participant Promissory Notes                           Participant Loans                    $141,273              $141,273

Employee Benefits Money Market Fund                    Bank Common/                          $11,423               $11,423
                                                       Collective Trust

                                                    DECEMBER 31, 1994      R-773

                            SOCIETY NATIONAL BANK
                                 TRUSTEE FOR
                         WILLIAMS ADVANCED MATERIALS
                             PROFIT SHARING PLAN

           THE BEGINNING PLAN VALUE AGAINST WHICH TRANSACTIONS WERE TESTED FOR PURPOSES OF THIS SET OF REPORTS WAS $3,250,182.37





                31649900   WILLIAMS ADV MATERIALS  EQ FD A SVP
                31649903   WILLIAMS ADV MATERIALS  EQ FD B SVP
                31649906   WILLIAMS ADV MATERIALS  EQ FD C SVP
                31649909   WILLIAMS ADV MATERIALS  INCOME S/V/P
                31649912   WILLIAMS ADV MATERIALS  CO STOCK SVP
                31649915   WILLIAMS ADV MATERIALS  CONTRIB SVP
                31649918   WILLIAMS ADV MATERIALS  LOAN    S/V/P
                31649921   WILLIAMS ADV MATERIALS  LIFE INS SVP








                     [SOCIETY CORPORATION LOGO] Investment Management
                                                and Trust Services

     WILLIAMS  ADVANCED  MATERIALS                                                                      DECEMBER 31, 1994      R-774

 SINGLE PURCHASES AND/OR SALES IN EXCESS OF 5% OF BEGINNING PLAN VALUE


DATE        TRANSACTION DESCRIPTION                 COMMISSION      NET PAID/RECEIVED                    COST          NET GAIN/LOSS
10/26/94    SALE OF 1,871,730.472 SHARES OF                             2,133,585.57             1,895,669.85             237,915.72
            SOCIETY NATIONAL BANK
              EB MAGIC FUND
            TRADE 10-27-94 FOR SETTLEMENT 10-27-94
            AT 1.1399 PER SHARE NET TRADE LESS TAX
            0.00 OTHER EXP 0.00 TO
            BROKER NOT APPLICABLE
            BROKER - BROKER NOT NECESSARY

10/27/94    PURCHASED 213,358.557 SHARES OF                             2,133,585.57             2,133,585.57
            SOCIETY NATIONAL BANK
              EB MAGIC FUND
            TRADE 10-27-94 FOR SETTLEMENT 10-27-94
            AT 10.00 PER SHARE NET TRADE
            PLUS OTHER EXP 0.00 FROM
            BROKER NOT APPLICABLE
            BROKER - BROKER NOT NECESSARY




                                                                R-774-0001

                                                     [SOCIETY CORPORATION LOGO] Investment Management
                                                                                and Trust Services

WILLIAMS  ADVANCED  MATERIALS                                                                           DECEMBER 31, 1994     R-776

                      SUMMARY OF PURCHASES AND/OR SALES IN SAME ISSUE IN EXCESS OF 5% OF BEGINNING PLAN VALUE

                                ------------- PURCHASES ------------          ------------------------  SALES ---------------------
   TRANSACTION DESCRIPTION         # TRANS                COST                    # TRANS        PROCEEDS           GAIN OR LOSS
============================    =============     ==================          =============    ==============     =================
EMPLOYEE BENEFITS MONEY                   215             746,363.91                    151        761,017.91                  0.00
  MARKET FUND

 SOCIETY NATIONAL BANK                     10           2,277,462.48                     10      2,205,324.67            243,351.97
   EB MAGIC FUND

     GRAND TOTAL:                         225           3,023,826.39                    161      2,966,342.58            243,351.97








                                                R-776-0001

                                                     [SOCIETY CORPORATION LOGO] Investment Management
                                                                                and Trust Services

                                    - 16 -